SECU SION

06005660

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bershire Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Miles 212-207-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH, D.C. 152 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bershire Capital Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JULIE E. MALAVE
Notary Public, State of New York
No. 01MA6059397
Qualified in New York County
Commission Expires July 2, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independant Auditors' Report on Internal Accounting Control.

X (p) Notes to Financial Statements

BERKSHIRE CAPITAL SECURITIES, LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Members
Berkshire Capital Securities, LLC

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities, LLC and Subsidiary (the Company) as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Berkshire Capital Corporation U.K., a wholly-owned foreign subsidiary, which statements reflect total assets of $205,398 as of December 31, 2005, and total revenues of $654,687 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for subsidiary operations, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Capital Securities, LLC and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 and 2 are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 14, 2006

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 4,028,142
Client receivables	998,994
Investments	357,080
Furniture, equipment and leasehold improvements, net	284,602
Other assets	440,827
	$ 6,109,645

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 177,227
Pension and bonuses payable	1,359,525
Deferred rent expense	18,456
Total liabilities	1,555,208
Members' equity	4,554,437
	$ 6,109,645

See accompanying notes to consolidated financial statements.

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	
Completion fees	$ 5,762,914
Advisory fees	3,700,885
Valuation fees	1,405,762
Investment income	17,206
	10,886,767
Expenses	
Employee compensation, benefits and related expenses	5,712,415
Rent	855,888
Research and statistical costs	107,109
Professional fees	534,542
Regulatory fees and expenses	116,229
Communications costs	241,960
Depreciation and amortization	127,360
Bad debt expense	95,000
Other operating costs	1,590,547
	9,381,050
Net income	1,505,717
Other comprehensive loss	
Loss on foreign currency translation	(41,417)
Comprehensive income	$ 1,464,300

See accompanying notes to consolidated financial statements.

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

CONSOLITATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Members' equity, beginning of year	$	3,848,184
Net income		1,505,717
Other comprehensive loss		(41,417)
Cash distributions		(758,047)
Members' equity, end of year	$	4,554,437

See accompaning notes to consolidated financial statements.

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 1,505,717
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	127,360
Changes in operating assets and liabilities	
Client receivables	1,270,811
Other assets	(338,768)
Pension and bonuses payable	793,537
Accounts payable and accrued expenses	(194,332)
Taxes Payable	(15,000)
Deferred revenue	(55,000)
Deferred rent expense	(36,911)
Net cash provided by operating activities	3,057,414
Cash flows from investing activities	
Purchases of furniture, equipment and leasehold improvements	(156,343)
Cash flows from financing activities	
Distributions to members	(758,047)
Effect of exchange rate changes on cash	(18,181)
Net increase in cash and cash equivalents	2,124,843
Cash and cash equivalents, beginning of year	1,903,299
Cash and cash equivalents, end of year	$ 4,028,142

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Berkshire Capital Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company transacts its investment banking business at offices in New York, Colorado, Pennsylvania and London. Berkshire Capital Securities Ltd., its wholly-owned United Kingdom subsidiary, conducts London office investment banking activities.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the consolidated statement of cash flows the Company considers all highly liquid investment instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record an income tax provision because its members report their share of the Company's income or loss on their income tax returns.

2. Significant Accounting Policies (Continued)

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2005, advertising expense was approximately $165,000.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on completion date.

Investments

Investments are recorded at net realizable value, based on valuations by the Company's management.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while revenues and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included in other comprehensive income.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of approximately $1,809,000, which was approximately $1,705,000 in excess of its required net capital of $103,681.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2005:

		Estimated Useful Life
Furniture and fixtures	$ 307,485	7 yrs.
Office Equipment	1,306,426	5-7 yrs.
Leasehold improvements	214,391	5-39 yrs.
	1,882,302	
Accumulated depreciation	1,597,700	
	$ 284,602	

5. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The Company makes annual matching contributions up to 50% of the first 6% of employees' compensation. In addition, the Company may make additional discretionary profit sharing plan contributions as determined by the Board of Directors. Plan expense for the year ended to December 31, 2005 was $272,240.

6. Equity Participation Program

The Company has an equity participation program (EPP) for key employees (Participants). Under the terms of the EPP, Participants are entitled to elect, on an annual basis, to allocate a portion of their compensation, up to $200,000, to purchase newly issued units of membership interest. The pricing of such units is calculated annually based on the Company's earnings and year end book value. The full provisions of the EPP are listed in the Company's Fifth Amended and Restated Operating Agreement.

7. Commitments

The Company has offices in New York City, Colorado, Pennsylvania and London. Leases for office space expire through July 31, 2012. A stand-by letter of credit in the amount of $664,000 was delivered to the landlord in lieu of cash security for the New York City office. Rent expense for 2005 was net of rental sublease income of approximately $35,000.

Approximate future minimum rental payments at December 31, 2005, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

Year Ended December 31,	
2006	$ 780,000
2007	895,000
2008	895,000
2009	895,000
2010	895,000
Thereafter	2,437,000
	$6,797,000

8. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. The Company places its cash and cash equivalents in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms. Management believes all a client receivables to be collectible therefore no allowance for bad debts has been recognized at year-end.

SUPPLEMENTAL SCHEDULES

1. Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
2. Schedule of Securities Haircuts and Aggregate Indebtedness

As of December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Consolidated members' equity		$ 4,554,437
Deductions and/or charges		
Non-allowable assets		
Restricted cash	$ 664,000	
Client receivables	998,994	
Furniture, equipment and leasehold improvements, net	284,602	
Other assets	440,827	2,388,423
Net capital before haircuts on security positions		2,166,014
Haircuts on security positions - Schedule 2		357,080
Net capital		1,808,934
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $1,555,208 or $100,000, whichever is greater		103,681
Excess net capital		$ 1,705,253
Total aggregate indebtedness - Schedule 2		$ 1,555,208
Ratio of aggregate indebtedness to net capital		.86 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the company and included in it's unaudited Part II A Focus Report as of December 31, 2005.

See independent auditors' report.

BERKSHIRE CAPITAL SECURITIES, LLC AND SUBSIDIARY

SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2005

Securities Haircuts

Security Description	Market Value	Percentage Deduction	Haircut Amount
Investments	$ 357,080	100.00%	$ 357,080

Aggregate Indebtedness

Pension, profit sharing & bonus payable	$ 1,359,525
Accounts payable and accrued expenses	177,227
Deferred rent expense	18,456
	$ 1,555,208

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors of
Berkshire Capital Securities, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Berkshire Capital Securities, LLC and Subsidiary (the Company) for the year ended to December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 14, 2006